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Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated June 17, 2008
Relating to Preliminary Prospectus dated June 16, 2008
Registration Statement No. 333-151420

BRITANNIA BULK HOLDINGS INC
FREE WRITING PROSPECTUS

        This Free Writing Prospectus relates only to the securities described in, and should be read together with, the preliminary prospectus dated June 16, 2008 (the "Preliminary Prospectus") to the Registration Statement on Form F-1 (Commission File No. 333-151420) relating to such securities. You should read the entire Preliminary Prospectus carefully, including the section entitled "Risk Factors" and the financial statements and related notes, before deciding to invest in our common stock.

        To review our current Registration Statement and the Preliminary Prospectus, click the following link on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

        http://sec.gov/Archives/edgar/data/1421150/000104746908007477/a2186345zf-1a.htm

        OUR CENTRAL INDEX KEY, OR CIK, ON THE SEC WEB SITE IS 0001421150.

        On June 17, 2008 we priced our initial public offering of 8,333,333 shares of common stock at an initial public offering price of $15.00 per share. This price per share is below the estimated price range of $17.00 to $19.00 contained in the Preliminary Prospectus. At this initial public offering price assuming no exercise of the underwriters' option to purchase additional shares, our estimated net proceeds from the offering will be approximately $112.8 million. This amount is $23.2 million less than the estimated net proceeds set forth under "Use of Proceeds" in the Preliminary Prospectus, and the amount to be used for general corporate purposes is reduced accordingly. The other sources and uses of funds described thereunder remain unchanged.

        In addition, the underwriters' option to purchase up to an additional 1,250,000 shares at the initial public offering price less the underwriting discount is provided by us, rather than existing stockholders, as was contemplated in the Preliminary Prospectus. As a result, all stock sold in the offering will be issued by us.

CAPITALIZATION AND INDEBTEDNESS

        The following table sets forth our cash and cash equivalents, creditor amounts falling due within one year and capitalization at March 31, 2008:

  •
  on an actual basis, and

  •
  on an adjusted basis to give effect to the issuance and sale of 8,333,333 shares of our common stock and the application of the net proceeds therefrom and the related refinancing and repayment of existing debt, all as described in "Use of Proceeds" at an initial public offering price of $15.00.

        You should read this table in conjunction with "Selected Consolidated Financial and Other Operating Data", "Operating and Financial Review and Prospects" and our financial statements, related notes and other financial information included elsewhere in the Preliminary Prospectus.

	As of March 31, 2008
	Actual	As Adjusted
	($ in thousands)
Cash and cash equivalents	$59,927	19,820	(1)
Vessel acquisition account	2	—
Debt:(a)
Senior secured bridge facility	$75,945	—	(2)
Secured bridge facility	30,000	—	(3)
New secured term loan facility	—	48,000	(4)

Current portion of long-term debt	$105,945	48,000	(2)(3)

Senior secured notes	175,785	—	(5)
New secured term loan facility	—	122,000	(4)

Total long-term debt, net of current portion	$175,785	122,000

Total debt	$281,730	170,000

Stockholders' equity:(b)
Common Stock, $0.01 par value, 1,000,000,000 shares authorized; 18,646,170 shares issued and outstanding, actual; 26,979,503 issued and outstanding, as adjusted	186	270	(6)
Additional paid-in capital	15,147	127,813	(6)
Retained earnings	88,989	49,890	(7)

Total stockholders' equity	104,322	177,973

Total capitalization	$386,052	347,973

(1)
The net decrease of $40.1 million in our cash position results from the $81.4 million repayment of our senior secured bridge facility described in footnote (2) below, the repayment of our $30.0 million secured bridge facility described in footnote (3) below, the repayment of the outstanding principal, accrued interest and the applicable prepayment premiums on our senior secured notes aggregating $209.8 million as described in footnotes (5) and (7) below, offset by proceeds from our $170.0 million new senior secured facility described in footnote (4) below, less a facility establishment fee of $1.7 million, $0.4 million previously paid with the remaining $1.3 million to be paid at closing, and net proceeds of $112.8 million from the sale of our common stock at the price described in footnote (6) below.

(2)
Reflects repayment of an aggregate $81.4 million for the $75.9 million principal outstanding on our senior secured bridge facility and the $5.5 million of capitalized interest not paid in cash but added to the outstanding principal balance through June 23, 2008. This non-cash (pay in kind or PIK) interest was recorded as a current liability under accrued expenses and other liabilities and a corresponding asset was recognized under deposits for construction of new vessels. This current liability will be extinguished upon payment of the entire outstanding balance of $81.4 million at the closing of this offering.

(3)
Reflects repayment of the $30.0 million outstanding on our secured bridge facility.

(4)
Reflects draw of $170.0 million on our new senior secured term loan facility, with a current and long-term portion of $48.0 million and $122.0 million, respectively.

(5)
Reflects repayment of our existing senior secured notes in an aggregate amount of $209.8 million, consisting of $175.8 million in accreted principal amount, $0.3 million of accrued interest and $33.7 million in aggregate repayment premiums. Concurrently with the closing of this offering, we will deposit this repayment amount with the trustee for the notes for distribution to noteholders in accordance with the redemption provisions of the indenture on July 23, 2008 and July 24, 2008, and the applicable repayment premium and accrued interest have been calculated on that basis.

(6)
Reflects issuance of $125.0 million of common stock and payment of fees and expenses of $12.2 million.

(7)
Reflects write off of deferred financing costs of $5.4 million and recording of an aggregate prepayment premium of $33.7 million for early extinguishment of our senior secured notes described in footnote (5) above. See "Operating and Financial Review and Prospectus—Effect of Consummation of This Offering and the Refinancing and Repayment of Existing Debt".

(a)
All of our debt is secured and guaranteed.

(b)
These numbers give effect to the net 227-for-100 share exchange effected between May 27, 2008 and June 2, 2008.

        Our share capital consists of common stock with a par value of $0.01 per share. All our issued common stock is in registered form and is freely transferable. On March 31, 2008, there were 18,646,170 issued and outstanding shares of common stock. See "Description of Capital Stock" for further information.

DILUTION

        After giving effect to the sale of 8,333,333 shares of common stock at an initial public offering price of $15.00 per share of common stock, our pro forma net tangible book value as of March 31, 2008 would have been $178.0 million, or $6.60 per share. This represents an immediate appreciation in net tangible book value of $1.01 per share to existing stockholders and an immediate dilution in net tangible book value of $8.40 per share to new investors.

        The following table illustrates the pro forma per share dilution as of March 31, 2008.

Initial public offering price per share	$15.00
Net tangible book value per share as of March 31, 2008	$5.59
Increase in net tangible book value attributable to new investors in this offering (in millions)	$112.8
Pro forma net tangible book value per share after giving effect to this offering	$6.60
Dilution per share to new investors	$8.40

        Net tangible book value per share is determined by dividing our tangible net worth, which consists of tangible assets less liabilities, by the number of shares of common stock outstanding. Dilution is determined by subtracting the net tangible book value per share after this offering from the public offering price per share.

        The following table summarizes, as of March 31, 2008, on the basis described above, the differences between the number of shares of common stock issued as a result of this offering, the total amount paid by existing stockholders and the average price per share paid by you in this offering, based upon the initial public offering price of $15.00 per share.

	Pro Forma Shares Outstanding
			Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	18,646,170	69.11%	$104.32	41.02%	$5.59
New investors	8,333,333	30.89%	$125.00	58.98%	$15.00

Total	26,979,503	100.00%	$229.32	100.00%	$8.50

        THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK ABOVE. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING GOLDMAN, SACHS & CO. TOLL-FREE 1-866-471-2526 OR BANC OF AMERICA SECURITIES LLC TOLL FREE 1-800-294-1322.

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CAPITALIZATION AND INDEBTEDNESS
DILUTION